FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica's stake in Telecom Italia	3

As provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby reports the following

NOTICE

According to the Significant Event filed last April 28th, the Italian-Spanish consortium, in which TELEFÓNICA holds a 42.3% of the shares, will have a 23.6% stake in TELECOM ITALIA's capital. This stake shall be held in TELECOM ITALIA's ordinary capital, that is to say, the capital that confers voting rights, and shall therefore not include the so-called "savings shares" (azioni di risparmio), which do not confer political rights. If these shares were hypothetically taken into account, TELEFÓNICA's indirect stake in TELECOM ITALIA would, in fact, amount to 6.9%.

Exclusively on the basis of the ordinary capital, the only one relevant for voting purposes and, consequently, for the appointment of Directors, TELEFÓNICA's indirect stake in TELECOM ITALIA, as notified in the Significant Event, would be 10%. Consequently, the number of Directors that TELEFÓNICA may appoint on TELECOM ITALIA's Board, according to the agreements reached, is consistent with its 10% share in the company's Governance.

Madrid, May 8th, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 8th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors